

September 23, 2010

Mr. Stephen Cumming
Vice President Finance and Chief Financial Officer
Atmel Corporation
2325 Orchard Parkway
San Jose, CA 95131

> **Re: Atmel Corporation**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 1, 2010**
> **File No. 000-19032**

Dear Mr. Cumming:

We have reviewed your response dated September 14, 2010 and related filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009

Item 8. Financial Statements

Note 12. Income Taxes, page 91

1.   We acknowledge your responses to prior comments 6 and 7. With a view toward
        providing enhanced disclosure in future filings, please tell us how you considered
        the illustration example provided in FASB ASC 740-10-55-217 in determining
        the extent of your disclosure about the tax audit issues. In that regard, we note
        that the example provided in the Codification provides a brief description of the
        nature of the tax audit issues. In your response, please provide any proposed
        disclosure for future filings.

Item 11. Executive Compensation…, page 114

2.   We note your response to prior comment 8. Please expand your justification for
        why you believe disclosing the historical performance goals applicable to your
        short-term incentive program will result in competitive harm to you. For
        example, please:

        •   Clarify how disclosing performance target levels for a past year would "offer
            insight into [y]our expectations for the coming fiscal year." For instance,
            explain why would a past year's performance targets necessarily be predictive
            of your strategic plans for future years, given that your compensation
            committee could assign different weights to these goals or different goals
            altogether;

        •   Tell us how competitors would be able to extrapolate or forecast your business
            model to future periods from disclosure of performance targets for a past year.
            For example, how would a competitor's comparison of these business goals as
            reflected in the performance targets enable it to draw a specific conclusion
            with respect to your strategic activities in future years? Might there be
            multiple variables that affected actual performance that are unrelated to the
            performance targets and your strategy?;

        •   Discuss how disclosure of the performance targets will result in substantial
            competitive harm and undermine multi-year business strategies. It is unclear
            how you reached this conclusion, given that the predictive value would appear
            subject to significant assumptions by your competition as to your strategic
            direction; and

- Describe in more detail how disclosing the financial targets of the company for the past year would result in competitive harm to you.

Item 13. Certain Relationships . . ., page 115

3.   The last sentence of your response to prior comment 9 implies that related-party transactions occurred and were reviewed during 2009. Your disclosure on page 40 of your definitive proxy statement indicates that there were no reportable transactions during 2009. Please reconcile. If you mean that the transactions your Audit Committee reviewed during 2009 were not reportable, in addition to not significant, then please clarify your response accordingly.

        You may contact Leigh Ann Schultz at 202-551-3628 or Gary Todd, Accounting Reviewer, at 202-551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Geoffrey Kruczek at 202-551-641 with any other questions. You may also contact me at (202) 551-3676.

                                Sincerely,

                                                        for

                                Brian Cascio
                                Accounting Branch Chief